# ARTHIA Prior Communications – Indication if Interest Period – June 30th-July 3, 2026


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Introducing ARTHIA AI. Not another AI company, but the infrastructure that allows ambient ai to interact with people in the real world. No
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Introducing ARTHIA AI. Not another AI company, but the infrastructure that allows ambient ai to interact with people in the real world.
No money or other consideration is being solicited. No offer to buy securities can be accepted until a Form C is filed. Any indication of interest involves no obligation or commitment of any kind.
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ARTHIA INTRO Not another AI, Infrstructure, safety and privacy FINAL with captions
ARTHIA AI
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Jul 2, 2026 (edited)
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ARTHIAai is with The Coury Team Homes.
AI info · June 25 at 8:23 PM
What is ARTHIA AI? Watch this before anything else. 90 seconds. More soon.
wefunder.com/arthia
*No money or other consideration is being solicited. No offer to buy securities can be accepted until a Form C is filed. Any indication of interest involves no obligation or commitment of any kind.
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0:14 / 2:31


the world
— Gemini,
ARTHIAai
AI info
What is ARTHIA AI? Watch this before anything else. 90 seconds. More soon.... See more
ARTHIAai
AI info
What is ARTHIA AI? Watch this before anything else. 90 seconds. More soon.
wefunder.com/arthia
*No money or other consideration is being solicited. No offer to buy securities can be accepted until a Form C is filed. Any indication of interest involves no obligation or commitment of any kind. See less
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Home | My Network | Jobs | Messaging

**Eric Coury**

Founder & CEO @ ARTHIA AI | Ambient AI Operating System | 1...

Providence County, Rhode Island

ARTHIA AI

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**ARTHIA AI**

20h • Edited •

The missing layer in AI just got patented.
Not by Google. Not by Apple.

By a startup you've never heard of. Yet.

What is ARTHIA AI? Watch this before anything else. 90 seconds.
wefunder.com/arthia

(No money or other consideration is being solicited. No offer to buy securities can be accepted until a Form C is filed. Any indication of interest involves no obligation or commitment of any kind.) Fredrick "Fritz" Smith Joe Mazzone Woody Ritchey


GPT,
Claude, all of

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What is ARTHIA AI? Watch this before anything else.

wefunder.com/arthia

*No money or other consideration is being solicited. No offer to buy securities can be accepted until a Form C is filed. Any indication of interest involves no obligation or commitment of any kind.


well.
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2:23 PM · Jul 2, 2026 · **2** Views

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arthia.ai · 20h ago
The missing layer in AI just got patented....
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